UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
Amendment No. 4

MANCHESTER UNITED PLC
(Name of Issuer)

CLASS A ORDINARY SHARES, PAR VALUE $0.0005 PER SHARE
(Title of Class of Securities)

G5784H106
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
**This filing is being made pursuant to Rule 13d-1(b) with respect to Lansdowne Partners (UK) LLP and is being made pursuant to Rule 13d-1(c) with respect to Lansdowne Developed Markets Strategic Investment Master Fund Limited and Lansdowne Developed Markets Master Fund Limited.

CUSIP No	G5784H106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LANSDOWNE PARTNERS (UK) LLP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
ENGLAND

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER
0

6.	SHARED VOTING POWER
3,931,445

7.	SOLE DISPOSITIVE POWER
0

8.	SHARED DISPOSITIVE POWER
3,931,445

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,931,445

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.88%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No	G5784H106
1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LANSDOWNE DEVELOPED MARKETS STRATEGIC INVESTMENT MASTER FUND LIMITED

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER
0

6.	SHARED VOTING POWER
1,106,561

7.	SOLE DISPOSITIVE POWER
0

8.	SHARED DISPOSITIVE POWER
1,106,561

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,106,561

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.78%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No	G5784H106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LANSDOWNE DEVELOPED MARKETS MASTER FUND LIMITED

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER
0

6.	SHARED VOTING POWER
2,824,884

7.	SOLE DISPOSITIVE POWER
0

8.	SHARED DISPOSITIVE POWER
2,824,884

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,824,884

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.10%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No	G5784H106

Item 1.	(a).	Name of Issuer:
MANCHESTER UNITED PLC

(b).	Address of Issuer's Principal Executive Offices:
OLD TRAFFORD
MANCHESTER M16 0RA
UNITED KINGDOM

Item 2.	(a).	Name of Person Filing:
LANSDOWNE PARTNERS (UK) LLP
LANSDOWNE DEVELOPED MARKETS MASTER FUND LIMITED
LANSDOWNE DEVELOPED MARKETS STRATEGIC INVESTMENT MASTER FUND LIMITED

(b).	Address of Principal Business Office, or if None, Residence:

LANSDOWNE PARTNERS (UK) LLP
15 DAVIES STREET
LONDON W1K 3AG
ENGLAND

LANSDOWNE DEVELOPED MARKETS MASTER FUND LIMITED
C/O CREDIT SUISSE ADMINISTRATION SERVICES (IRELAND) LIMITED, KILMORE HOUSE, PARK LANE , SPENCER DOCK, DUBLIN 1, IRELAND

LANSDOWNE DEVELOPED MARKETS STRATEGIC INVESTMENT MASTER FUND LIMITED
C/O CREDIT SUISSE ADMINISTRATION SERVICES (IRELAND) LIMITED
KILMORE HOUSE, PARK LANE
SPENCER DOCK, DUBLIN 1
IRELAND

(c).	Citizenship:
LANSDOWNE PARTNERS (UK) LLP: ENGLAND LANSDOWNE DEVELOPED MARKETS MASTER FUND LIMITED: CAYMAN ISLANDS
LANSDOWNE DEVELOPED MARKETS STRATEGIC INVESTMENT MASTER FUND LIMITED: CAYMAN ISLANDS

(d).	Title of Class of Securities:
CLASS A ORDINARY SHARES, PAR VALUE $0.0005 PER SHARE

(e).	CUSIP Number:
G5784H106

Item 3.	If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[X]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

LANSDOWNE PARTNERS (UK) LLP – 3,931,445
LANSDOWNE DEVELOPED MARKETS MASTER FUND LIMITED – 2,824,884

LANSDOWNE DEVELOPED MARKETS STRATEGIC INVESTMENT MASTER FUND LIMITED – 1,106,561

The Class A Ordinary Shares held by Lansdowne Developed Markets Master Fund Limited may be deemed to be beneficially owned by Lansdowne Partners (UK) LLP and the Class A Ordinary Shares held by Lansdowne Developed Markets Strategic Investment Master Fund Limited may be deemed to be beneficially owned by Lansdowne Partners (UK) LLP.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote

		LANSDOWNE PARTNERS (UK) LLP	0
		LANSDOWNE DEVELOPED MARKETS MASTER FUND LIMITED	0
		LANSDOWNE DEVELOPED MARKETS STRATEGIC INVESTMENT MASTER FUND LIMITED	0

	(ii)	Shared power to vote or to direct the vote

		LANSDOWNE PARTNERS (UK) LLP	3,931,445
		LANSDOWNE DEVELOPED MARKETS MASTER FUND LIMITED	2,824,884
		LANSDOWNE DEVELOPED MARKETS STRATEGIC INVESTMENT MASTER FUND LIMITED	1,106,561

	(iii)	Sole power to dispose or to direct the disposition of

		LANSDOWNE PARTNERS (UK) LLP	0
		LANSDOWNE DEVELOPED MARKETS MASTER FUND LIMITED	0

		LANSDOWNE DEVELOPED MARKETS STRATEGIC INVESTMENT MASTER FUND LIMITED	0

	(iv)	Shared power to dispose or to direct the disposition of

		LANSDOWNE PARTNERS (UK) LLP	3,931,445

		LANSDOWNE DEVELOPED MARKETS MASTER FUND LIMITED	2,824,884

		LANSDOWNE DEVELOPED MARKETS STRATEGIC INVESTMENT MASTER FUND LIMITED	1,106,561

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Lansdowne Developed Markets Strategic Investment Master Fund Limited has ceased to be the beneficial owner of more than five percent of the class of securities reported herein.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

February 17, 2015
(Date)

LANSDOWNE PARTNERS (UK) LLP*

By: /s/ Hugh Orange
Name: Hugh Orange
Title: Chief Compliance Officer

* The Reporting Person disclaims beneficial ownership over the securities reported herein except to the extent of the reporting person's pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.
Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

February 17, 2015
(Date)

LANSDOWNE DEVELOPED MARKETS MASTER FUND LIMITED*
By: Lansdowne Partners (UK) LLP
as investment adviser

By: /s/ Hugh Orange
Name: Hugh Orange
Title: Chief Compliance Officer

LANSDOWNE DEVELOPED MARKETS STRATEGIC INVESTMENT MASTER FUND LIMITED*
By: Lansdowne Partners (UK) LLP
as investment adviser

By: /s/ Hugh Orange
Name: Hugh Orange
Title: Chief Compliance Officer

* The Reporting Person disclaims beneficial ownership over the securities reported herein except to the extent of the reporting person's pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Exhibit A
AGREEMENT
The undersigned agree that this Amendment No. 4 Schedule 13G dated February 17, 2015 relating to the Class A Ordinary Shares, par value $0.0005 per share, of Manchester United PLC shall be filed on behalf of the undersigned.
LANSDOWNE PARTNERS (UK) LLP

By: /s/ Hugh Orange
Name: Hugh Orange
Title: Chief Compliance Officer

LANSDOWNE DEVELOPED MARKETS MASTER FUND LIMITED
By: Lansdowne Partners (UK) LLP
as investment adviser

By: /s/ Hugh Orange
Name: Hugh Orange
Title: Chief Compliance Officer

LANSDOWNE DEVELOPED MARKETS STRATEGIC INVESTMENT MASTER FUND LIMITED
By: Lansdowne Partners (UK) LLP
as investment adviser

By: /s/ Hugh Orange
Name: Hugh Orange
Title: Chief Compliance Officer